Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GoSun Inc.
1217 Ellis st
Cincinnati, OH 45223
https://www.gosun.co

Up to $534,999.40 in Common Stock at $1.30
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GoSun Inc.
Address: 1217 Ellis st, Cincinnati, OH 45223
State of Incorporation: DE
Date Incorporated: December 21, 2016

Terms:

Equity

Offering Minimum: $9,999.60 | 7,692 shares of Common Stock
Offering Maximum: $534,999.40 | 411,538 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.30
Minimum Investment Amount (per investor): $500.50

We want you to GoSun. Check out these Perks, made exclusively for Start Engine investors to get a feel for our breakthrough technology.

1. $999.70 - GoSun Go: package includes ultra portable solar oven, valued at $139
2. $2,499.90 - GoSun Sport Preparedness Bundle: package includes portable solar oven (bake, boil, fry), carrying case, and solar light. Valued at $406
3. $4,999.80 - Ultimate Fusion Bundle: package includes GoSun Fusion hybrid solar and electric oven, Powerbank+, 30watt flexible solar panel, carrying case and two small solar lights. Valued at $1,014
4. $6,999.20 - Complete Solar Kitchen: package includes GoSun Fusion hybrid solar and electric oven, Powerbank+, GoSun Chill ice-free portable fridge and collapsible 60watt Solar Table. Lets you cook, cool, and charge - anytime, anywhere. Valued at $1,699

* International investors will be contacted individually to resolve shipping and logistics.

*Perks are by threshold and won't include lower tiers.

The Company and its Business

Company Overview

GoSun is a manufacturer of breakthrough solar ovens, solar coolers, solar battery chargers, and other portable solar products that provide everyday solutions for off grid solutions without gas, wood, or other fuels. Our solar powered products also provide ideal solutions for emergency solutions and for the developing world. Since our products produce no emissions, we also are seen as part of the solution to combat climate change.

GoSun Inc. (the "Company"), is a corporation organized on December 21, 2016 under the laws of Delaware. The Company manufactures fuel-free cooking devices and solar products that are sold to customers through e-commerce and retail stores. Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly owned subsidiary.

Competitors and Industry

Very little in today's outdoor marketplace is clean or capable of running on renewable energy. Previous solar ovens were insufficient for our fast-paced lifestyle; they are too big, too slow and not user friendly. For the portability and cost, GoSun's patented ovens have the very best performance. GoSun is now the recognized leader and the first and only solar cooker to enter the mainstream marketplace (Ace hardware, REI, Home Depot, etc.).

In coordination with the Clean Cookstoves Alliance, United Nations and American Red Cross, GoSun was selected as the first solar oven to disrupt deadly cooking habits for millions seeking clean, safe and less costly solutions.

List of Competitors:

SunOven primarily sells a box solar oven which is slow and bulky. They focus on selling to limited non profits and emergency preparedness customers.

One Earth Designs makes Sol Source, a parabolic solar oven that does not have the weight to energy advantages of the GoSun and is impractical for transport.

Bio-lite Energy sells products that use wood as an energy source, and has started to broaden its line of products to include solar charging products. They have done significant business in sub-Saharran Africa and India with improved cookstoves using solid fuels.

Goal Zero makes consumer solar energy products with retail appeal, but they do not focus on applications for the power. They mainly build solutions for energy storage, delivery and lighting.

Current Stage and Roadmap

GoSun has several main innovations and about 40 products currently in the general markeplace. Our current products that are in production are in Solar Cooking, Solar Lighting and Solar Charging. Products are sold direct from our website (www.gosun.co), and through dealers such as REI in the USA. We also have distributors throughout the world and have shipped products to over 60 countries internationally.

GoSun's Solar Cooling products have been designed, tested and prototyped. They are now in the final production stage and are anticipated to ship by year end, 2019. This includes a complete off-grid kitchen that meets the needs of cooking, cooling and power.

GoSun's Tiny Home and Van Life product line is in the development stage and should be finalized by Q2, 2020. Most of the core energy components of these anticipated products will incorporate GoSun's existing technology.

The Team

Officers and Directors

Name: Patrick Sherwin

Patrick Sherwin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Secretary, CEO
  Dates of Service: December 25, 2016 - Present
  Responsibilities: Manage and Direct the Company. Salary $54K per year plus 83,333 stock options per year.

Name: Gary Starr

Gary Starr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Business Development
  Dates of Service: December 25, 2016 - Present
  Responsibilities: Marketing and Sales. Salary $40K per year plus 83,333 stock options per year.

Name: Glen MacGillivray

Glen MacGillivray's current primary role is with Glenergy. Glen MacGillivray currently services One hour per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 28, 2017 - Present
  Responsibilities: Director. No salary per year, plus 16,666 stock options per year.

Other business experience in the past three years:

- **Employer:** Glenergy
  Title: President
  Dates of Service: January 01, 2000 - Present
  Responsibilities: Direct Operations

Name: Emily Zaebst

Emily Zaebst's current primary role is with City of Cincinnati Health Dept.. Emily Zaebst currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 17, 2017 - Present
  Responsibilities: Board Member. No salary and 8,333 stock options per year.

Other business experience in the past three years:

- **Employer:** City of Cincinnati Health Dept.
  Title: Nurse Practitioner
  Dates of Service: August 12, 2016 - Present
  Responsibilities: Manage school-based, community health clinic

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer product industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced

to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that some of our products may never be operational products. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage of some of our products. Delays or cost overruns in the development of some of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, change in the cost of conventional fuels and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

GoSun Inc. was formed on 12/25/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. GoSun Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, limited customers, and limited revenue. If you are investing in this company, it's because you think that GoSun has a good mix of products, that the team will be able to successfully market, and sell the products, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 5 utility patents, 3 design patents, 7 trademarks, several copyrights, several Internet domain names, and several trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might

be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on GoSun Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GoSun Inc. could harm our reputation and materially negatively impact our financial condition and business.

Trade War with China

Currently, the USA is in a trade war with China. Although the design and engineering work is done in Cincinnati, OH, USA, the majority of our manufacturing is done offshore, particularly in mainland China. Duties from 10-25% can effect the profitability of the Company. There is no assurance that these duties will be temporary or that they will not increase in the future.

The Company is a business that has sustained net losses.

The Company is a business that has sustained net losses of $409,506 and $129,074 during the years ended December 31, 2018 and 2017, respectively, has negative cash flows from operations, and has accumulated deficits of $644,682 and $235,176 as of December 31, 2018 and 2017, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Patrick Sherwin	6,140,000	Common Stock	57.0
Gary Starr	2,500,000	Common Stock	23.0

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 411,538 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 10,792,167 outstanding.

Voting Rights

general voting rights

Material Rights

There are no material rights associated with Common Stock.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $608,587.00
Maturity Date: January 01, 0001
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified financing round

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $599,460.00
  Use of proceeds: New Product development, marketing
  Date: July 31, 2017
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $475,000.00
  Number of Securities Sold: 792,167
  Use of proceeds: Research and Development, Marketing
  Date: October 31, 2017
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

2018 was a successful year for the Company as we experienced record revenues and unit sales. We believe that this improved performance was primarily driven by the release of new products. Revenue for fiscal year 2018 was $1,565,135, about 13% higher compared to fiscal year 2017 revenue of $1,359,436. This increase was due to shipping of new products.

Cost of sales

Cost of sales in 2018 was $1,021,895, an increase of approximately $247,176, from costs of $774,719 in fiscal year 2017. The increase was largely due to an increase in lower margin business to business (dealer and distributor) sales.

Gross margins

2018 gross profit decreased by $41,477 over 2017 gross profit. This decrease in performance was caused by an increase in marketing and development costs for products that were expected to enter the marketplace in 2019.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2018 increased $209,172 from 2017. Research and development costs are recorded as $167,491 and $107,712 of research and development costs for the years ended December 31, 2018 and 2017, respectively.

Historical results and cash flows:

It is reasoanble to project revenues similar to previous years detailed in financial statements. GoSun anticipates regular operations to ensue, with sales coming for a variety of channels. During each of the past two years, a portion of the year's revenues came from crowdfunded products.

GoSun currently has over $600,000 in unearned revenue from a summer 2019 crowdfund project that is anticipated to ship in Q4 2019. Another crowfund project is anticipated to launch in late October 2019 and anticipated to ship in Q2 2020. GoSun's development team has several additional products scheduled for 2020 and 2021.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand at the end of 2018 was $526,140. The Company did a pre-sale of its new product, the GoSun Chill, which as of 8/31/19, exceeded $600,000. In addition, the Company has a Line of Credit of $250,000, bearing interest rate of prime plus 2.5%, that is not in use as of 8/31/2019.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are critcal for growth and for funding our new products. The Company can downsize and tap into the Line of Credit if absolutely necessary.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

As previously mentioned, capital is needed to fund growth. The funds will more than double the liquid cash available. The Company did a pre-sale of its new product, the GoSun Chill, which as of 8/31/19, exceeded $600,000.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

We estimate being able to run the company for two years if the minimum raise is reached based on the last two years of operations. The Company has minimal fixed operating costs and no long term leases or debt, except for the Convertible Note from Seed Round in 2017. If only the minimum is raise the company can lower its overhead.

How long will you be able to operate the company if you raise your maximum funding goal?

We estimate being able to run the company for three years if the maximum raise is reached. The Company will be able to launch several new products. Based on historical precedent, with this funding and GoSun's new products, the Company should cover the operating expenses over the next three years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

GoSun has a $250,000 Line of Credit. We plan to perform future capital raises and apply for foundation grants.

Indebtedness

- **Creditor:** Convertible Debenture Shareholders from Seed A Round
  Amount Owed: $608,587.00
  Interest Rate: 5.0%
  Maturity Date: December 31, 2019
  Automatically converts once one million dollars are raised.

Related Party Transactions

- **Name of Entity:** Patrick Sherwin
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Patrick is the landlord of the Company office.
  Material Terms: Monthly rent of $1,250 on from the Company to Patrick Sherwin on a month-to-month term at below market rate.

Valuation

Pre-Money Valuation: $14,029,817.10

Valuation Details:

A multiple times revenue. Comparison with equivalent competitors who've recently exited or raised funds.

According to Crunchbase, typical valuations are in the 7- 10 times revenue for growth companies.

Last year revenues were $1.6 million, so GoSun's valuation is right in the middle.

Recently Bio-lite Energy, one of our competitors had a valuation at $50 million, with 12 times revenue valuation.

Getaway, an emerging company in the tiny home business has recently raised $22.5 million at a $200 million valuation.

According to Forbes, Market Forces can greatly increase valuations.

Today we have the major market forces such as awareness of climate change, demand for electronic devices that need power, and growing awareness from the fastest growing market niche millenials, who say they want their purchases to make a positive impact.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Promotion of fundraise on Start Engine through email and possible advertising. Also costs will be incurred related to contract Public Relations.

- *Operations*
  56.5%
  Admin and personnel cost for fundraise. Meet minimal threshold to cover costs.

If we raise the over allotment amount of $534,999.40, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%

Promotion to drive sales globally, build a wider audience and engage in public relations.

- *Research & Development*
  25.0%
  Develop, refine and test new products for the outdoors and emergency management markets. Build prototypes, assess market opportunity, survey audiences.

- *Operations*
  18.0%
  Further establish operations in international locations. Expand logistics team, facilitate customer service, boost accounting infrastructure.

- *Inventory*
  15.0%
  Increase available supply for sales, distribution and events. Especially for peak season, emergency management and international partners in emerging markets.

- *Company Employment*
  13.5%
  Increase headquarters staff to boost sales, marketing and developments. Hire talented designers and change makers to increase GoSun's reach into mainstream markets.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.gosun.co (https://www.gosun.co/pages/investment).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gosuninc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GoSun Inc.

[See attached]

GoSun Inc.
A Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2018 and 2017

GoSun Inc.

TABLE OF CONTENTS



To the Stockholders of
GoSun, Inc.
Cincinnati, Ohio

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of GoSun, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC

Denver, Colorado
August 27, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

GOSUN INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 526,140	$ 1,077,685
Deposits	1,919	1,600
Accounts receivable	32,085	37,483
Prepaid expenses	36,412	30,622
Inventory	343,157	237,653
Total Current Assets	939,713	1,385,043
Non-Current Assets:		
Property and equipment, net	106,534	93,214
Intangible assets, net	26,334	22,509
Total Non-Current Assets	132,868	115,723
TOTAL ASSETS	$ 1,072,581	$ 1,500,766
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 59,113	$ 55,119
Deferred revenues	439,925	538,651
Total Current Liabilities	499,038	593,770
Long-Term Liabilities:		
Crowd note agreements liability, net of unamortized discount of $66,317 and $84,404, respectively	563,115	545,028
Accrued interest on crowd note agreement liability	45,472	12,502
Total Long-Term Liabilities	608,587	557,530
Total Liabilities	1,107,625	1,151,300
Stockholders' Equity/(Deficit):		
Common Stock, $0.0001 par, 50,000,000 shares authorized, 10,792,167 and 10,792,167 shares issued and outstanding as of December 31, 2018 and 2017, respectively.	1,079	1,079
Additional paid-in capital	608,559	583,563
Accumulated deficit	(644,682)	(235,176)
Total Stockholders' Equity/(Deficit)	(35,044)	349,466
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 1,072,581	$ 1,500,766

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Net revenues	$ 1,565,135	$ 1,359,436
Costs of net revenues	(1,021,895)	(774,719)
Gross profit	543,240	584,717
Operating Expenses:		
Sales & marketing	497,415	330,469
General & administrative	237,204	254,757
Research & development	167,491	107,712
Total Operating Expenses	902,110	692,938
Loss from operations	(358,870)	(108,221)
Other Income/(Expense):		
Interest expense	(51,057)	(22,454)
Interest income	421	1,601
Total Other Income/(Expense)	(50,636)	(20,853)
Provision for income taxes	-	-
Net Loss	$ (409,506)	$ (129,074)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2018 and 2017

	Common Stock		Additional Paid-In Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount				
Balance at January 1, 2017	10,000,000	$ 1,000	$ 90,733	$ (170)	$ (106,102)	$ (14,539)
Issuance of common stock	792,167	79	474,921	-	-	475,000
Offering costs	-	-	(3,126)	-	-	(3,126)
Stock-based compensation	-	-	21,035	-	-	21,035
Receipt of subscription receivable	-	-	-	170	-	170
Net loss	-	-	-	-	(129,074)	(129,074)
Balance at December 31, 2017	10,792,167	1,079	583,563	-	(235,176)	349,466
Stock-based compensation	-	-	24,996	-	-	24,996
Net loss	-	-	-	-	(409,506)	(409,506)
Balance at December 31, 2018	10,792,167	$ 1,079	$ 608,559	$ -	$ (644,682)	$ (35,044)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

-4-

GOSUN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (409,506)	$ (129,074)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	37,552	14,011
Loss on disposal of assets	1,466	146
Amortization of crowd note issuance costs	18,087	6,029
Stock compensation expense	24,996	21,035
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	5,398	(9,698)
(Increase)/Decrease in deposits	(319)	(1,600)
(Increase)/Decrease in inventory	(105,504)	77,795
(Increase)/Decrease in prepaid expenses	(5,790)	(30,622)
Increase/(Decrease) in accounts payable	3,994	(41,805)
Increase/(Decrease) in deferred revenues	(98,726)	433
Increase/(Decrease) in accrued interest payable	32,970	12,502
Net Cash Used In Operating Activities	(495,382)	(80,848)
Cash Flows From Investing Activities		
Purchase of property and equipment, net	(45,320)	(45,933)
Cash paid for trademarks, copyrights, and patents	(10,843)	(8,159)
Net Cash Used In Investing Activities	(56,163)	(54,092)
Cash Flows From Financing Activities		
Proceeds received from issuance of crowd notes	–	599,460
Debt issuance costs	–	(60,461)
Proceeds received from issuance of common stock	–	475,000
Offering costs on common stock issuances	–	(3,126)
Repayments of subscription receivables	–	170
Net Cash Provided By Financing Activities	–	1,011,043
Net Change In Cash	(551,545)	876,103
Cash at Beginning of Period	1,077,685	201,582
Cash at End of Period	$ 526,140	$ 1,077,685
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest expense	$ 193	$ 3,923
Cash paid for income taxes	$ –	$ –
Supplemental Disclosure of Non-Cash Financing Activities		
Crowd notes issued as broker compensation	$ –	$ 29,963

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these consolidated financial statements.

GOSUN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years ended

NOTE 1: NATURE OF OPERATIONS

GoSun Inc. (the "Company"), is a corporation organized on December 21, 2016 under the laws of Delaware. The Company manufactures fuel-free cooking devices that are sold to customers through e-commerce and retail stores.

Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly owned subsidiary.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). These consolidated financial statements include all accounts of GoSun Inc. and its subsidiary, Applied Sunshine, LLC. All significant intercompany transactions have been eliminated in consolidation. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017 the Company's cash balances included $274,252 and $810,085 in excess of FDIC insured limits, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2018 and 2017 consist of finished goods held for resale and products in production at the contract manufacturer. Manufacturing is performed overseas, and products are shipped to the Company's warehouse for distribution to customers.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried receivables of $32,085 and $37,483, respectively, and no allowances against such.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. Depreciation expense for the years ended December 31, 2018 and 2017 were $34,442 and $11,590, respectively. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2018 and 2017 have estimated useful lives of 3-7 years. The Company's property and equipment consisted of the following as of December 31, 2018 and 2017:

	2018	2017
Furniture and fixtures	$ 17,158	$ 17,571
Equipment	46,049	42,844
Molding	70,876	30,786
Vehicles	34,532	31,074
Property and equipment, at cost	168,615	122,275
Accumulated depreciation	(62,081)	(29,061)
Property and equipment, net	$ 106,534	$ 93,214

Intangible Assets

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically 17 years, when a patent is successfully filed. During 2018, the Company capitalized $10,843 in patent, copyright, and trademark related costs, resulting in intangible assets of $26,334 (net of accumulated amortization) as of December 31, 2018. Amortization expense for the year ended December 31, 2018 was $3,110. The Company evaluates the capitalized costs for impairment. There were two trademarks that were abandoned as part of evaluation. During 2017, the Company capitalized $8,159 in patent, copyright, and trademark related costs, resulting in intangible assets of $22,509 (net of accumulated amortization) as of December 31, 2017. Amortization expense for the year ended December 31, 2017 was $2,421. The Company evaluates capitalized costs for impairment and concluded no impairments exist as of December 31, 2017.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheet.

GOSUN INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the years ended

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) shipment has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company collects payment upon placement of orders and recognizes revenue upon shipment.

The Company conducted a pre-sale campaign of its GoSun Fusion product during 2018. The Company also conducted a pre-sale campaign of its GoSun Go product during 2017. Revenues from pre-sales are recognized when products ship. The Company's deferred revenues balances were $439,925 and $538,651 as of December 31, 2018 and 2017, respectively.

Research and Development

Research and development costs are expensed as incurred. The Company recorded $167,491 and $107,712 of research and development costs for the years ended December 31, 2018 and 2017, respectively.

Advertising Costs

Advertising costs are expensed as incurred and amounted to $497,415 and $330,469 for the years ended December 31 2018 and 2017, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $483,406 and $106,026 as of December 31, 2018 and 2017, respectively. The Company pays federal taxes at a rate of 21% and has used this effective rate to derive net deferred tax assets of $101,515 and $22,266 as of December 31, 2018 and 2017, respectively, resulting from its net operating loss carryforwards and other book-to-tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and City of Cincinnati income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has sustained net losses of $409,506 and $129,074 during the years ended December 31, 2018 and 2017, respectively, has negative cash flows from operations, and has accumulated deficits of $644,682 and $235,176 as of December 31, 2018 and 2017, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated balance sheets do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: LINE OF CREDIT

In September 2016, the Company entered into a line of credit agreement with a bank, in the amount of $250,000 bearing interest at a rate of prime plus 2.5% (8.0% and 7.0% as of December 31, 2018 and 2017, respectively). The Company did not draw on this line of credit during 2018, and the balance on the line of credit was $0 as of both December 31, 2018 and 2017. The line of credit matured in October 2017 and was extended for one year in the amount of $250,000, bearing interest at a rate of prime plus 2.25%. The line of credit matured in October 2018 and was extended for one year in the amount of $250,000, bearing interest at a rate of prime plus 2.25%. Payments of interest only are due monthly, while the principal balance is due and payable at the maturity date. The line of credit is collateralized by the Company's inventory. The line of credit is personally guaranteed by the Company's CEO.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

At inception, the Company authorized 10,000,000 shares of common stock with $0.0001 par value. In 2017, the Company amended and restated its articles of incorporation to authorize 50,000,000 shares of $0.0001 par value common stock. As of December 31, 2018 and 2017, 10,792,167 and 10,792,167 shares of common stock were issued and outstanding, respectively.

Stock Issuances

During 2017, the Company issued 792,167 shares of common stock at $0.60 per share, providing gross proceeds of $475,000. Cash offering costs of $3,126 were also recorded to additional paid-in capital as offering costs.

NOTE 6: CONVERTIBLE NOTE AGREEMENTS

During the year ended December 31, 2017, the Company entered into Crowd Note agreements with investors through a Regulation Crowdfunding campaign in exchange for cash investments totaling $599,460. The Crowd Note agreements bear interest at 5% and have no maturity date.

The Crowd Note agreements become convertible into shares of the Company's common stock upon a qualified financing event (as defined in the agreements). The number of shares the Crowd Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

Loan fees of $60,461 were incurred in connection with this offering and were recorded as discounts to the notes. Additionally, the Company issued its broker $29,963 of Crowd Notes as part of the placement fee. Total loan fees of $90,424 were discounted to the note balance, and the Company is amortizing such fees to interest expense over a 60-month period, which is the Company's estimate of when these notes will convert. As of December 31, 2018 and 2017, $629,432 of Crowd Notes were outstanding, which are presented net of unamortized loan expenses of $66,317 and $84,404, for a carrying balance of $563,115 and $545,028 as of December 31, 2018 and 2017, all respectively. Amortization on these discounts of $18,087 and $6,029 was recognized during the years ended December 31, 2018 and 2017, respectively.

The Company accrued interest of $32,970 and $12,502 against these notes during the years ended December 31, 2018 and 2017, respectively, of which none was paid so the full amounts of $45,472 and $12,502 remained outstanding as accrued interest payable on the consolidated balance sheets as of December 31, 2018 and 2017, respectively.

As of December 31, 2018, the Crowd Note agreements have not yet converted as a qualifying financing had not yet occurred. The Crowd Note agreements are recorded as a liability until conversion occurs.

NOTE 7: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 2,500,000 shares as of December 31, 2018. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 1,516,944 as of December 31, 2018.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Risk Free Interest Rate	2.96%	1.70%-2.15%
Dividend Yield	0.00%	0.00%
Estimated Volatility	50.00%	50.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$ 0.449	$0.07 - $0.27

For options issued to date, a vesting schedule of three years has been used. A summary of information related to stock options for the years ended December 31, 2018 and 2017 are as follows:

	December 31, 2018		December 31, 2017	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	1,055,000	$ 0.177	-	$ -
Granted	60,000	$ 0.200	1,055,000	$ 0.177
Exercised	-	$ -	-	$ -
Forfeited	(131,944)	$ 0.150	-	$ -
Outstanding - end of year	983,056	$ 0.164	1,055,000	$ 0.177
Exercisable at end of year	602,223	$ 0.142	288,889	$ 0.161
Weighted average grant date fair value of options granted during year	$ 0.449		$ 0.080	
Weighted average duration to expiration of outstanding options at year-end	8.1		9.1	

Stock-based compensation expense of $24,996 and $21,035 was recognized under FASB ASC 718 for the years ended December 31, 2018 and 2017, respectively. Total unrecognized compensation cost related to stock option awards amounted to $54,713 and $63,630 as of December 31, 2018 and 2017, respectively, and will be recognized over a weighted average period of 25 and 27 months, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the

Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company intends to adopt this new standard effective January 1, 2019 and doesn't expect its implementation to have a material impact to its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Fundraising Campaign

In June 2019, the Company initiated a fundraising campaign through Indiegogo.com for the GoSun Chill and Fusion products, as well as accessories of these products. Through August 8, 2019, $681,568 has been raised from this fundraising.

Management's Evaluation

Management has evaluated subsequent events through August 27, 2019, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

GoSun
Use More Sun




◎ **Website**   ⊙ Cincinnati, OH   CONSUMER PRODUCTS

People want to live more independent, healthy and resilient lives. GoSun has developed breakthrough solar technologies that can cook, cool, light or charge your electronics. These affordable products are portable, more efficient and free of harmful emissions.

$0.00 raised ⓘ

0	91
Investors	Days Left

%	$14M
Equity Offered	Valuation

Equity	$500.50
Offering Type	Min. Investment

INVEST NOW


This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates⁰   Comments   ♡ Follow

Reasons to Invest

- Sold over 35,000 products in 60 countries with over $1.5M in revenue last year

- Partnerships with REI, Home Depot, Ace Hardware for recreational sales, with partnerships UN, Red Cross and other NGOs for humanitarian sales.

- Five utility patents on our breakthrough solar and electric technology.

Making groundbreaking solar technology more accessible

accessible.



GoSun has developed a formula for launching clean tech innovations with a skilled team and an international presence. A lean start-up approach helps the highly motivated team meet major needs and markets with breakthrough solar technology. Starting with solar ovens, GoSun expanded into solar fridges, solar lighting, off-grid power and is now addressing opportunities with shelter.

The Problem

Traditional energy sources cannot keep up with today's needs.

Incumbent sources of energy used for electricity and cooking (propane, charcoal, wood and fossil fuels) are expensive, harmful to the environment, and in many places, unavailable. The same goes for keeping things cool; coolers have to be continuously filled with more ice to keep things cold. Regarding portable electronics, batteries can't keep up with the constant use people demand. Simply put, traditional energy sources fall short in providing what people need, especially while outdoors or off-grid. With growing concern about climate change, GoSun provides products that are an important part of the solution.





The Solution

GoSun's innovative solar solutions don't need fossil fuels.



As global population grows, there is an increasing need for clean energy. GoSun ovens, fridges, battery chargers, and other products run on solar power; a clean energy source that allows for self-sufficiency. GoSun products are an improvement from the incumbent, using renewable energy to combat climate change and support independence. It is rare to find products that do not use energy sources harmful to the environment, without compromising convenience or performance.



BBQ

What people are saying.

GoSun products support resilience and healthy living. They're perfect for venturing off-grid adventures or for everyday use. GoSun offers innovative solutions and products to the energy problems in both the developed and developing worlds, providing humanitarian aid in places where energy sources are damaged or limited in availability.



" A solar future isn't likely, **it's inevitable.**"

TONY SEBA, STANFORD UNIVERSITY



" GoSun offers a super portable way to **cook on-the-go.**"

ROB MASTERS, AUSTRALIA

Our Traction

Early traction and growing sales.



$ **1.6 million**
TOTAL REVENUE (2018)

$ **35 k**
UNITS SOLD

60+
COUNTRIES

GoSun has become the first consumer solar products manufacturer to break into

mainstream markets centered around enjoying power, food and drink while outdoors. GoSun currently has relationships with major retailers including: REI, ACE and Home Depot. Over the past few years, GoSun has sold over 35,000 solar ovens and other solar products in over 60 countries worldwide. Growth has been sustained every year.

Awards







CES
CLIMATE CHANGE INNOVATOR AWARD
2019

CES: Climate Change Innovator (2019)

UNITED NATIONS FOUNDATION
CLEAN COOKSTOVES ALLIANCE
2015
FUNDING

Clean Cookstoves Alliance Funding (2015)

CES
INNOVATION AWARDS
2017
BEST OF INNOVATION

CES: Small Business of the Year (2017)

GoSun has built a large, engaged audience who've supported six successful crowdfunding product launches, putting the company in the top one percent of all innovators on Kickstarter. GoSun has appeared on Top Chef, Science Channel, The Henry Ford's Innovation Nation and many news channels. In 2019, GoSun won a CES Climate Change Innovation Award, and in 2017, won Small Business of the Year.

Seen in































American Red Cross | United Nations Foundation | National Geographic | Fortune | BuzzFeed | Daily Mail | Men's Journal | Outside | uncrate | treehugger | New Atlas | BBC | Today | Sierra Club | grist

GoSun has been featured in publications by dozens of renowned companies and organizations.

In addition to positive revenue growth and awards recognition, GoSun continues to assist in disaster relief efforts and build relationships in emerging markets. In 2018, GoSun sent 1,500 solar ovens overnight to the American Red Cross to aid those who had no power after Typhoon Yutu. GoSun is the first solar manufacturer awarded by the United Nations Clean Cookstoves Alliance and the UNDP. GoSun is currently partnering with the Peruvian government and Green Light Planet, the largest solar provider in Africa.



Patrick Sherwin (Founder and CEO) works with non-profits in Haiti.

The Market

Solar is the future for recreational and humanitarian markets.

$ 36 billion
CAMPING & RV

$ 1.5 billion
BACKYARD BBQ

$ 23 billion
EMERGENCY RELIEF

$ 35 billion
SOLAR ENERGY

Expanding beyond recreation, GoSun is meeting needs in Emergency Management. This is already a $23B industry and increasing with the effects of climate change. As the world moves away from burning fossil fuels, the Solar Energy Industry is predicted to grow 6,500% through 2050. Finally, in emerging markets overseas, one billion people live without access to electricity and three billion people still burn wood and charcoal to cook everyday.

Reported Natural Disasters   Worldwide Photovoltaics Growth

 

source

Steps to success.



GoSun is expanding it's product line to become a one-stop solar shop by 2020.

What We Do

GoSun makes consumer solar solutions with innovative and patented technology.

GoSun is quickly becoming the household name for portable, practical solar products for recreation, emergency, and off-grid applications. Using the power of the Sun, our ovens can roast, steam, bake, and boil; our solar coolers keep food and drinks cold; and our portable charging banks keep your devices running. GoSun has developed a process for launching new innovations that relies on customer feedback, technological opportunity and market trends.

Our products allow people to:

- **Thrive off-grid.** Our products work during power outages.
- **Save money.** Sustainable energy saves time, money, and resources.
- **Help the climate.** Solar power reduces environmental impact.
- **Live healthier.** More nutrients, less carcinogens.





GoSun builds solutions to address everyday problems. The two pound (one kilogram) GoSun Go shown above is capable of cooking a meal in 20 minutes or boiling two cups of water for coffee or tea. We are often reliant on antiquated resources, but new clean technology, championed by GoSun, is capable and affordable for meeting our needs.





According to a recent survey, nearly 9 out of 10 people, "felt panic," when their phone battery drops to 20 percent or lower. GoSun Solar phone chargers and battery packs can alleviate battery anxiety, especially when outdoors or traveling. The PowerBank show above can charge a smart phone ten times, replace a 20 pound bag of ice or become a fuel canister when applied to GoSun's solar kitchen innovations.

Business Model

GoSun meets the needs of individuals and institutions.

GoSun is a powerhouse of innovative, clean tech, consumer products. There is a lack of clean, high performance products that are both affordable and consumer friendly. GoSun products empowers consumers to take action to help alleviate problems associated with conventional fuels and lifestyles.

Over the past year, institutional sales grew rapidly. GoSun's salesforce is making deals with governments, large NGO's and relief agencies. Institutions are seeking solutions that support a triple bottom line, creating a positive impact on: Local Economy, Environment and Human Health.

Our sales channels:
- **Our site.** gosun.co
- **Online retailers.**
- **Crowdfunding platforms.** Kickstarter, Indiegogo, & more.
- **Nationwide dealers.**
- **International distributors.**
- **Institutions.** American Red Cross, & more.

Competitive landscape





AFFORDABLE | EXPENSIVE
Propane Camp Gear | Off-Grid Generators
Charcoal & Propane BBQ | Premium Hard Coolers
ECO-DESTRUCTIVE

GoSun is a pioneer in engineering clean-tech, consumer solar products. When compared with existing products and their lifetime cost of ownership, GoSun is far more eco-friendly and more affordable than the incumbent.

GoSun operates a dual business strategy with products in both recreational and humanitarian markets. The recreational target demographic is seeking adventure, cleanliness, and independence from traditional fuel sources.



In the humanitarian realm, products are geared towards disaster relief and areas of the developing world with vulnerable or limited energy sources.

How we're different

GoSun has patented, cutting edge technology.

Solar Ovens

Our Solar Ovens have no fuel, no flames, just the juiciest and tastiest food you'll ever make, using the sun. With five patents and six trademarks, GoSun's innovative approach to harnessing solar energy sets it apart from the other solar solutions on the market. Prior to GoSun, solar ovens were slow, bulky and impractical. GoSun solar ovens are fast, portable and convenient, plus they are safe to touch even while over 500°F (260°C). Our breakthrough solar cooking technology is:

- **Fast & safe.** Meals in minutes, but always cool to touch.

- **Versatile.** Steams, bakes, roasts, and boils using only the sun.
- **All-weather.** Near perfect insulation so that no weather is too cold.
- **Cook day or night.** The world's most efficient oven, solar and electric hybrid.





Solar Coolers

Our Solar Coolers use the sun to keep things cool. The GoSun Chill is more than a cooler, it's an off-grid refrigerator without the noisy generator. Our solar cooler doesn't need ice, in fact, it makes ice. A portable 12V fridge designed to keep food cold or frozen, dry, and organized. Say goodbye to fishing for soggy sandwiches in a pool of hotdog juice, the solar alternative has arrived.

A cooler that runs on the Sun is better because:

- **No ice.** More space, less weight and fresher food.

- **Sustainable.** Primary power: Sun | Back-up power: 12 Volt & AC.
- **Lasts longer.** Keeps foods frozen for hours.
- **Charges devices.** Includes integrated PowerBank+ (lithium ion battery).



Comparing the GoSun Chill to the traditional ice chest, you will see that coolers are a pain in the ice.



Solar Power

Our Solar Power solutions allow you to get out and stay out longer, while keeping your electronic devices running. Products work within an ecosystem to maximize compatibility and ease of use. GoSun is a one-stop shop for powering your entire camp, vehicle, kitchen or village.

Solar photovoltaics plus lithium ion energy storage is incredible, with GoSun you can:
- **Off-grid lighting.** Solar lights provide illumination even where there isn't power.
- **Smartphone app.** Wireless enabled communication to monitor your devices and cooking time.
- **Charge anywhere.** Portable solar phone charger and PowerBank charge anywhere.

- **Emergency ready.** GoSun products provide cooking, cooling and electricity.



The Vision

Planned product expansion and aid to humanitarian relief efforts.

GoSun is becoming more than a lifestyle brand, designing and building incredible products to help people live a more resilient and healthy life. In addition to our current line up of products, we aim to unroll clean tech appliances, environmentally friendly alternatives and whole home solutions in the next year. Future launches are planned for a credit card sized cutlery set that eliminates plastic silverware and integrated off-grid solutions for mobile vehicles and tiny homes.

Although GoSun is a small entrepreneurial business, we believe that we should do all we can, when we can. We are steadily building social enterprises in developing countries and we will continue to aid in disaster relief efforts as well as work with nonprofit organizations to provide low cost solar cookers and other solar products to those that need them most. The heart-centered approach of providing true service to humanity is a foundational tenet of GoSun's.





Our Team

GoSun has a team of dedicated solar energy leaders.



GoSun is a young company comprised of experienced designers, engineers, and change-makers, intent on serving the world with unparalleled green cooking, cooling and electrical power solutions.

Fast, nimble, and well connected. When we see an opportunity, we take it.

We are passionate about our products and how they power our customers' lives. Founded in a small suburban garage, we grew quickly thanks to our community of committed customers, who not only believe in our products, but also use them to bring people together.





Why Invest

Join us to bring clean, efficient energy to backyards and villages around the world.

In 2020 we'll bring together our team's experience and the best of today's technology - solar, lithium-ion, controls, and efficiency. Like our other products, we will make something way better than the incumbent, without compromising ease of use or performance. There's a huge need for affordable, off-grid housing. GoSun's latest solutions will address shelter by helping customers efficiently manage cooking, cooling, power and water needs. Tiny houses and van life is sweeping America but few are efficient, cost effective and self-sufficient.



A concept sketch above is only one example of GoSun's capabilities; a disaster response trailer that can be towed to a relief effort site and deployed in just 30 minutes. Once set-up, the GoSun Trailer is able to feed over 100 meals each hour, rain or shine. Meeting more severe, off-grid requirements, the Trailer will include cold storage, wash station, prep area and solar + battery power supply.



With a growing awareness of Climate Change and consumers seeking more efficient, self-reliant products, GoSun is in an ideal position for growth. We are seeking like-minded individuals to join us in bringing reliable, efficient, solar products to those wanting independence from damaging fuel sources. GoSun's solar products are easy, fun to use and they actually work better than conventional products.

FAQ

You have questions, we have answers.



GoSun Inc. was born

Acquired Applied Sunshine LLC and its intellectual property



Innovation Nation TV Show

The Henry Ford featured GoSun on CBS nationwide



Launched GoSun Chill

Pre Sold over $600,000 of new Solar Cooler



December 2016

February 2017

Fast Company Award

World Changing Idea Award: Energy

July 2017

Seed Round Fundraise

Raised $545K in Seed Round to catalyze growth and developments

September 2017

CTA Award

2017 Small Business of the Year Award from CTA

Febraury 2018

August 2018

United Nations Development Program

Pilot study began with Gov't and NGO partners in Peru

October 2018

Partnered with American Red Cross

1,500 units shipped to relief efforts on North Mariana Islands

January 2019

CES Award

Climate Change Innovation Award

August 2019

October 2019

Series A Launch

Reg. CF equity crowd-based fundraise on Start Engine

Q1 2020

(ANTICIPATED) Launch Low-Cost Hybrid Solar Oven

Introduce new larger, low-cost hybrid solar oven for emergency and emerging markets

Q2 2020

(ANTICIPATED) Launch Tiny Home and Vehicle Solutions

Launch product line for off-grid all electric tiny home and vehicle living

In the Press

INSIDER | cnet | DIGITAL TRENDS | treehugger | NEW ATLAS | epi









SHOW MORE

Meet Our Team









Patrick Sherwin

CEO, Director and Secretary

Patrick is a seasoned inventor and designer of solar products. He lived off-grid with solar on a island in the Bahamas for almost four years. As a veteran solar engineer, Patrick holds several patents and has extensive small business, project management, and sales experience. Patrick's entrepreneurial spirit and determination drives the company forward.





Nick Dardugno Jr.

CFO, MST and CPA

Nick has over 20 years of experience managing accounting and taxes for various companies with revenues up to $400 million. He has experience with brokerage accounts of trusts, partnerships, and various corporations and institutions.



Gary Starr

Business Development

Gary has sold over $100 million of environmental products both domestically and internationally. He is experienced in market entry, business growth,, international sales, branding and business growth financing and management. Gary has had several successful company exits, and been the CEO of two companies that became public.





Danny Young

Lead Engineer

Danny brings almost 15 years experience in the solar industry to help GoSun design and build great products. A mechanical engineer and scientist at heart, Danny manages GoSun's manufacturing and production teams.



Emily Zaebst

Director

Emily is a Nurse Practioner who works with disadvantaged populations through community health programs. Emily helps GoSun to build a diverse and vibrant company that will change the world.



Glen MacGilivray

Director and Advisor

Glen is a successful engineer and serial entrepreneur. His career in aerospace, material science and nuclear supports GoSun's high level engineering challenges. He has operated solar energy businesses in Africa.

Offering Summary

Company : GoSun Inc.

Corporate Address : 1217 Ellis st, Cincinnati, OH 45223

Offering Minimum : $9,999.60

Offering Maximum : $534,999.40

Minimum Investment Amount : $500.50

Minimum Investment Amount (per investor) : $500.50

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 7,692

Maximum Number of Shares Offered : 411,538

Price per Share : $1.30

Pre-Money Valuation : $14,029,817.10

We want you to GoSun. Check out these Perks, made exclusively for Start Engine investors to get a feel for our breakthrough technology.

1. $999.70 - GoSun Go: package includes ultra portable solar oven, valued at $139
2. $2,499.90 - GoSun Sport Preparedness Bundle: package includes portable solar oven (bake, boil, fry), carrying case, and solar light. Valued at $406
3. $4,999.80 - Ultimate Fusion Bundle: package includes GoSun Fusion hybrid solar and electric oven, Powerbank+, 30watt flexible solar panel, carrying case and two small solar lights. Valued at $1,014
4. $6,999.20 - Complete Solar Kitchen: package includes GoSun Fusion hybrid solar and electric oven, Powerbank+, GoSun Chill ice-free portable fridge and collapsible 60watt Solar Table. Lets you cook, cool, and charge - anytime, anywhere. Valued at $1,699

* International investors will be contacted individually to resolve shipping and logistics.

*Perks are by threshold and won't include lower tiers.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state

involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow GoSun to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We got a call from the American Red Cross, and they said "What do you have for us? We need solar stoves, because the power, water and all the fuel supplies wiped out in the Mariana Islands." I spent Friday night preparing everything at the warehouse and on Saturday morning they picked everything up it went on an airplane and flew out to the islands in the Pacific.

When you apply a bent towards using more sun, you end up with a product that often has a far better functionality. When you have a high efficiency appliance, then a small solar system can power that appliance. Right now we have a 30 watt flexible solar panel and a 150 watt hour lithium ion power bank that will fit in your pocket, and that little power bank mixed with that solar array can cook a meal for a family and keep drinks and food cold for days.

Our vacuum tube technology is very very efficient at collecting sunlight and turning it into heat, so you can cook a meal even on freezing cold days or cloudy days. GoSun has created the worlds best cooking appliance we just launched a cooling appliance, we have wonderful power and lighting solutions, and the next natural fit would be shelter.

Tiny houses are really helping to open up the door for the type of innovation that GoSun's already doing and we can incorporate all of the technology that we've studied and we've innovated upon into a tiny house. The time has arrived, where we actually really need to develop low-cost resilient technologies that will serve the masses and serve needs in a highly changing world.

We see solar powered appliances everywhere in the future, if you look at like emergency management as an industry alone, our energy storage technology have a huge opportunity to help support people in crisis. You look at the housing issues, especially on the coast, our off grid technology is a huge opportunity to address a crisis with respect to low cost available housing. And very few companies have built themselves into the heart of the American consumer in the thread of solar.

"GoSun" emerged as a really perfect name to exemplify what we do and what we are; portable, solar power, on a consumer level, small, sweet and effective. I believe that we will and should power the world with the sun. I think the sun should be relied on. And one of my big effects with GoSun is to get the sun into peoples lives in ways that they may not have otherwise experienced.

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